SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH March 18, 2008

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(1 212) 983-1702
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.
CORPORATE TAXPAYER REGISTRATION 02.570.688/0001 -70
BOARD OF TRADE 53.3.0000581 -8
PUBLICLY HELD COMPANY

Minutes of the Ordinary and Extraordinary General Shareholders’ Meeting,
Held on March 18, 2008 at 3:00 p.m.

(Minutes drawn up in summarized form, pursuant to § 1 of article 130 of Law 6,404/76)

Date, time and place:

On March 18, 2008, at 3:00 p.m., at the headquarters of Brasil Telecom Participações S.A. (“Company”) in the city of Brasilia - DF, at SIA SUL, ASP, Lote D, Bloco B.

Summons:

Summons notice published pursuant to article 124 of Law 6,404/76 in the following newspapers: “Correio Braziliense”, “Valor Econômico” and “Diário Oficial da União” (Federal Gazette), in the editions of January 31, February 1 and 6, 2008, respectively. Pursuant to article 131, sole paragraph, of Law 6,404, of December 15, 1976, the Ordinary and the Extraordinary General Shareholders’ Meeting were held together.

Presence:

Shareholders representing the majority of the Company’s voting capital were present, according to records and signatures existent in the Book of Registration of Present Shareholders. Messrs. Paulo Narcélio Simões Amaral, Company´s Chief Financial Officer and Investor Relations Officer, Darwin Corrêa, Company´s Legal Director, Eduardo Bittencourt, Fiscal Council’s Member, and the Independent Auditors, Deloitte Touche Tohmatsu Auditores Independentes’ representative, Mr. Marco A. Brandão Simurro, were also present.

Meeting’s Board:

Once the legal quorum was confirmed, and pursuant to article 16 of the Company’s Bylaws, the meeting was established and Messrs. Darwin Corrêa and Filipe Laudo de Camargo were elected to preside over the meeting and act as secretary, respectively.

Day’s Agenda:

Ordinary General Shareholders’ Meeting

1. Take the Managers Accounts, examine, discuss and vote the Financial Statements and the Management Report, related to the fiscal year ended on December 31, 2007;

2. Make a resolution regarding the allocation of the fiscal year’s net income and the distribution of dividends;

3. Elect the effective and alternate members of the Fiscal Council, setting the individual remuneration of its members;

Extraordinary General Shareholders’ Meeting

1. Set the global amount for the compensation of the Company’s Management.

Resolutions

As per the President’s proposal, the shareholders attending the meeting resolved, by unanimity, that the minutes in connection with this Ordinary and Extraordinary General Shareholders’ Meeting be drafted in summarized form, as well that they be published without the signatures of the shareholders that were present thereat, pursuant to article 130 of Law 6,404/76.

Also by unanimity, the reading of the matters included in the day’s agenda was exempted.

Subsequently, the President registered the receipt of the following documents: Minutes of Zain Participações S.A.’s Extraordinary Shareholders’ General Meeting, Minutes of Invitel S.A.’s Shareholders Prior Meeting and Minutes of Brasil Telecom Participações S.A.’s Shareholders Prior Meeting, all held on March 17, 2008 all of which are filed at the Company’s headquarters (Docs. 01 to 03), which contain vote instructions to be followed in this conclave by the shareholders bound thereto, pursuant to article 118 of Law 6,404/76 (the “Vote Instructions”).

Ordinary Shareholders’ General Meeting:

Regarding item 1 of the day’s agenda of the Ordinary General Shareholders’ Meeting, taking into consideration the Senior Management’s proposal, the opinion of the Board of Directors, the report of the Fiscal Council and the report of the independent auditor, shareholders Solpart Participações S.A. (“Solpart”) and Citigroup Venture Capital International Brazil, LP (“CVC Fund”)’s proposal was approved by unanimity of votes, in order to approve the Financial Statements, the Management Report and the Senior Management’s accounts of the Company, with no exception.

Regarding item 2 of the day’s agenda, the Senior Management’s proposal for Destination of Net Income and the Dividends Distribution, in connection with the fiscal year ended on December 31, 2007, was approved by unanimity (Doc. 04). The proposal for payment of dividends on April 16, 2008 was approved.

Regarding item 3 of the day’s agenda, the shareholders Solpart and Fundo CVC appointed and elected as members of the Fiscal Council, mandate until the Ordinary General Shareholders’ Meeting to be held in 2009, the following persons: Messrs. (a) José Arthur Escodro, Brazilian, married, accountant, holder of identity card CRC/SP 1SP095428/0-2, enrolled with the Federal Revenue Service under CPF/MF 712,687,408-16, resident and domiciled in the city of São Paulo, state of São Paulo, at Rua Pedro de Toledo, n° 980, 12° andar, conjunto 123, as effective member; (b) Hiram Bandeira Pagano Filho, Brazilian, single, lawyer, holder of Brazilian lawyers association membership card OAB/RJ 121,648, enrolled with the Federal Revenue Service under CPF/MF085,074,717-14, with office in the city and state Rio de Janeiro, at Av. Presidente Wilson n° 231, conjuntos 403 e 404, as his alternate; (c) Sérgio Francisco da Silva, Brazilian, married, insurance professional, holder of identity card SSP/SP 15326768, enrolled with the Federal Revenue Service under CPF/MF037,302,708-77, domiciled in the city and state São Paulo, at Estrada Arlindo de Morais Costa, n° 5,500, casa 13, as effective member; (d) Antonio Bráulio de Carvalho, Brazilian, married, lawyer, holder of identity card 1297891, enrolled with the Federal Revenue Service under CPF/MF309,882,766-15, with office in the city Brasilia - DF, at SCN Quadra 2, Bloco A, 12° e 13° andares, Edifício Corporate Financial Center, as his alternate; (e) Rosalia Maria Tereza Sergi Agati Camello, Brazilian, married, lawyer, holder of Brazilian lawyers association membership card OAB/RJ 87,530, enrolled with the Federal Revenue Service under CPF/MF 306,200,581-53, resident and domiciled in the city and state of Rio de Janeiro, at Rua do Ouvidor,98 – 9° andar, as effective member; and (f) Humberto Pires Grault Vianna de Lima, Brazilian, divorced, economist, holder of identity card IFP 03259004-4, enrolled with the Federal Revenue Service under CPF/MF 512,243,804-20, resident and domiciled in the city and state of Rio de Janeiro, at Rua do Ouvidor,98 – 8° andar.

Mr. President granted the holders of preferred shares with no voting rights and minority shareholders with the right to elect, through a separate voting, an effective member and the respective alternate member of the Fiscal Council, pursuant to article 161, §4, item “a”, of Law 6,404/76. Pursuant to the aforementioned legal provision, the holders of preferred shares with no voting rights DYNAMO COUGAR FIA, ASCESE FUNDO DE INVESTIMENTO EM AÇÕES, FEBRA FUNDO DE INVESTIMENTO EM AÇÕES, DYNAMO PUMA II FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES, PUMA INVEST LLC., FUNDO DE INVESTIMENTO EM AÇÕES LUMINA, SAMAMBAIA IV FUNDO DE INVESTIMENTO EM AÇÕES, CLASSE A FUNDO DE INVESTIMENTO EM AÇÕES and TNAD FUNDO DE INVESTIMENTO EM AÇÕES met and elected, by unanimity, as effective member Mr. Eduardo Grande Bittencourt Brazilian, married, accountant, enrolled with the Federal Revenue Service under CPF/MF 003.702.400 -06, holder of identity card RG 1005587934 SJS-RS, domiciled in the city of Porto Alegre and state of Rio Grande do Sul, at Rua das Andradas 1534, conj. 81, and as his respective alternate member Mr. Romel Alves Domingues, Brazilian, married, engineer, enrolled with the Federal Revenue Service under CPF/MF 200,721,126-20, holder of identity card 1754327 SSP-MG, domiciled in the city of Brasilia – Distrito Federal, at SQN 312, Bloco B, Ap. 605, Brasília – DF. The holders of preferred shares acknowledge that the election of the member of the Fiscal Council and of his respective alternate member was made without the participation of the controlling shareholders, either directly or indirectly. The minority shareholders holders of common shares did not elect their representative for the Fiscal Council. Mr. President registered the receipt of the résumé of the board members hereby elected and of the other pertinent documents. The proposal to set the individual monthly compensation of the Fiscal Council’s members in the amount of R$ 8,500.00 (eight thousand and five hundred reais) was unanimously approved.

Extraordinary Shareholders’ General Meeting:

Regarding item 1 of the day’s agenda, the shareholders representing the majority of the Company’s voting capital, resolved to approve the Senior Management proposal, in compliance with article 152 of Law 6,404/76, regarding the net global remuneration of the Management in the amount of R$7,800,000.00 (seven million eight hundred thousand reais), subject to the following criteria: i) the total amount includes benefits, allowances (“ajudas de custo"), severance payments, payments towards strategic remuneration management, and annual bonus; ii) the total amount does not include social charges and the Stock Option Plan. The document listing the shareholders who voted is filed at the Company’s headquarters (Doc. 6).

Notice to Shareholders:

The Company informed that the publications provided for in Law 6,404/76 will be made in the following newspapers: “Correio Braziliense”, “Valor Econômico” and “Diário Oficial da União” (Federal Gazette).

Closing:

With nothing further to be discussed, the meeting was closed and these Minutes were drafted and, once read were approved by the shareholders who formed the quorum required for the approval of the resolutions made above.

Brasília, March 18, 2008.

Darwin Corrêa	Filipe Laudo de Camargo
President	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2008

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.